SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)(1)

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    584578108
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 23, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
      1           NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                   STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
      3           SEC USE ONLY

--------------------------------------------------------------------------------
      4           SOURCE OF FUNDS*
                        PF, WC
--------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                    395,704
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                ----------------------------------------------------------------
                        8      SHARED VOTING POWER

                                    -0-
                ----------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                                     395,704
                ----------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                             395,704
--------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               16.0%
--------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
      1           NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3           SEC USE ONLY

--------------------------------------------------------------------------------
      4           SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF       7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  91,670(2)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                      8    SHARED VOTING POWER

                                -0-
                 ---------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                                  91,670(2)
                 ---------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                                  91,670(2)
--------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                      / /
--------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  3.7%
--------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                                CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
      (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
     1            NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   STEEL PARTNERS COMMITTEE
--------------------------------------------------------------------------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3            SEC USE ONLY
--------------------------------------------------------------------------------
     4            SOURCE OF FUNDS*
                        PF, WC
--------------------------------------------------------------------------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6            CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF      7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 487,374
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
               -----------------------------------------------------------------
                     8      SHARED VOTING POWER

                                      -0-
               -----------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                  487,374
              ------------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                                  487,374
--------------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                      / /
--------------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                19.7%
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
    1             NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                           WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
    3             SEC USE ONLY

--------------------------------------------------------------------------------
    4             SOURCE OF FUNDS*
                      PF, OO
--------------------------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
      NUMBER OF        7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 487,374(3)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                ----------------------------------------------------------------
                       8    SHARED VOTING POWER

                                    - 0 -
                ----------------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                                  487,374(3)
                ----------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                    - 0 -
--------------------------------------------------------------------------------
   11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                        487,374(3)
--------------------------------------------------------------------------------
   12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
   13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             19.7%
--------------------------------------------------------------------------------
   14             TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (3) Includes 395,704 Shares owned by Steel Partners II, L.P. and 91,670 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

================================================================================
     1            NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        LAWRENCE BUTLER
--------------------------------------------------------------------------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3            SEC USE ONLY

--------------------------------------------------------------------------------
     4            SOURCE OF FUNDS*
                         PF, OO
--------------------------------------------------------------------------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6            CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
      NUMBER OF        7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   487,374(4)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
               -----------------------------------------------------------------
                       8      SHARED VOTING POWER

                                     - 0 -
               -----------------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                                    487,374(4)
               -----------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                         487,374(4)
--------------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            19.7%
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
    (4) Includes 395,704 Shares owned by Steel Partners II, L.P. and 91,670 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

================================================================================
     1            NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                         JACK L. HOWARD
--------------------------------------------------------------------------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3            SEC USE ONLY

--------------------------------------------------------------------------------
     4            SOURCE OF FUNDS*
                        PF
--------------------------------------------------------------------------------
     5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             / /
--------------------------------------------------------------------------------
     6            CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
      NUMBER OF         7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                    700(5)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                 ---------------------------------------------------------------
                       8       SHARED VOTING POWER

                                     - 0 -
                 ---------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER

                                    700(5)
                 ---------------------------------------------------------------
                      10       SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
    11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                         700(5)
--------------------------------------------------------------------------------
    12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                      / /
--------------------------------------------------------------------------------
    13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            .03%
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
    (5) Consists of 700 Shares all of which are owned by his wife, Kathryn Howard, in trust for their children.

        This constitutes Amendment No. 12 ("Amendment No. 12") to Schedule 13D filed by the undersigned on March 18, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 12, the Schedule 13D, as amended, remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

                  Item 2 is amended to add the following paragraphs:

Item 2.           Identity & Background.

                  As of January 1, 1996, Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC") became the general partner of Steel. The principal business address of Partners LLC is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The executive officers and Managing Members of Partners LLC are as follows: Warren Lichtenstein is Chairman of the Board, Secretary and a Managing Member; and Lawrence Butler is President, Treasurer and a Managing Member.

                  During the past five years, Partners LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding Partners LLC was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  Item 4 is amended to add the following paragraph:

Item 4.           Purpose of Transaction.

                  On January 23, 1996, the Steel Partners Committee filed definitive Proxy Materials with the Securities and Exchange Commission and intends to promptly commence its solicitation of proxies from Stockholders of the Issuer. In connection with such solicitation, a record date of January 17, 1996 has been established by the Issuer.

                  On January 10, 1996, the Issuer commenced litigation in the United States District Court for the Southern District of California against Steel and certain of its affiliates (the "Steel Defendants") alleging that the Steel Defendants violated certain federal securities laws and state tort laws in connection with their acquisition of Common Stock and their proxy solicitation. The Issuer's complaint alleges, among other matters, that the Steel Defendants violated Section 13(d) of the Securities Exchange Act of 1934, as amended, by, among other things, filing false and misleading Schedules 13D that failed to disclose the Steel Defendants' true ownership of Common Stock and their true intent to attempt to take control of the Issuer. The complaint seeks, among other things, to have the Court preliminarily and permanently enjoin the Steel Defendants' proxy solicitation  and their  acquisition  and voting of shares of Common Stock,  and damages for the Steel Defendants' tortious interference with the Issuer's economic relations. The Issuer also sought an order granting expedited discovery. On January 18, 1996, the court denied the Issuer's application for expedited discovery and granted the Steel Defendants' application for a stay of discovery pending a determination of the Steel Defendants' motion to dismiss. The court has set a hearing date of February 20, 1996 on the Steel Defendants' motion to dismiss. The Steel Defendants intend to vigorously defend themselves against the claims brought by the Issuer.

                                   SIGNATURES

              After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 22, 1996                STEEL PARTNERS II, L.P.

                                          By:  Steel  Partners, L.L.C.,
                                               General Partner

                                          By:/s/ Warren G. Lichtenstein
                                             ---------------------------
                                                 Warren G. Lichtenstein,
                                                   Chairman of the Board

                                          STEEL PARTNERS SERVICES, LTD.


                                          By:/s/ Warren G. Lichtenstein
                                             ---------------------------
                                                 Warren G. Lichtenstein,
                                                 Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          ------------------------------
                                              WARREN G. LICHTENSTEIN


                                          /s/ Lawrence Butler
                                          ------------------------------
                                              LAWRENCE BUTLER


                                         /s/ Jack L. Howard
                                         -------------------------------
                                             JACK L. HOWARD